Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK REQUIREMENTS
(Dollars in millions)

	Three months ended
	March 31
	2007	2006
Earnings:

Income (loss) before income taxes	$(292)	$(1,104)
Less: Income from less than 50% owned investees	—	1
Add:
Rent expense representative of interest (1)	59	49
Interest expense net of capitalized interest (2)	127	136
Amortization of debt discount and expense	5	2
Amortization of interest capitalized	1	2

Adjusted earnings (loss)	$(100)	$(916)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$59	$49
Interest expense net of capitalized interest (2)	127	136
Amortization of debt discount and expense	5	2
Capitalized interest	3	2

Fixed charges and preferred stock requirements	$194	$189

Ratio of earnings to fixed charges and preferred stock requirements	— (3)	— (3)

(1)          Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)          Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)          Earnings were inadequate to cover fixed charges and preferred stock requirements by $294 million and $1.1 billion for the three months ended March 31, 2007 and 2006, respectively.